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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 Amendment No. 1
                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934


                                 Criimi Mae Inc.
                       (Name of Subject Company (Issuer))

                          Orix Capital Markets, L.L.C.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    950241109
                      (CUSIP Number of Class of Securities)

                          Orix Capital Markets, L.L.C.
                           1717 Main Street, Suite 900
                               Dallas, Texas 75201
                            Telephone: (214) 237-2331
                           Attention: Michael F. Wurst

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:
                            Sally A. Schreiber, Esq.
                         Munsch Hardt Kopf & Harr, P.C.
                          1445 Ross Avenue, Suite 4000
                               Dallas, Texas 75202
                            Telephone: (214) 855-7598


                           CALCULATION OF FILING FEE:

                   Transaction Valuation* Amount of Filing Fee

                          Not applicable Not applicable

* Set forth the amount on which the filing fee is calculated and state how it was determined.



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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

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   Amount Previously Paid:.......... N/A    Filing Party:.................. N/A
   Form or Registration No.:........ N/A    Date Filed:.................... N/A
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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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The following press release was issued by Orix Capital Markets, L.L.C. on
December 30, 2002:

ORIX Capital Markets Submits Revised Offer to Purchase Assets of Criimi Mae

On December 27, 2002, ORIX Capital Markets, L.L.C. ("ORIX"), a subsidiary of ORIX Corporation (NYSE:IX) submitted a revised offer (the "December 27 Offer") to the Board of Directors of Criimi Mae Inc. (NYSE:CMM) ("Criimi") to purchase 100% of the shares of CBO REIT, Inc. ("CBOR"), a wholly-owned subsidiary of Criimi for a price of $520 million. This offer eliminates certain contingencies contained in ORIX's December 11, 2002 proposal to the Criimi Board of Directors, and is now subject only to (i) final approval by the ORIX Corporation board of directors, to be delivered prior to 5:00 pm EST on Friday, January 10, 2003;
(ii) satisfaction by Criimi of all of its obligations and conditions precedent under Criimi's and CBOR's organization documents; and (iii) the execution and delivery of mutually agreeable documentation. Subject to these conditions precedent, ORIX has proposed to close above-referenced purchase on January 13, 2003. This offer by ORIX expires on January 2, 2003.

The December 27 Offer does not replace or withdraw the December 11, 2002 proposal by ORIX to the Criimi Board of Directors regarding the purchase by ORIX of all of the issued and outstanding (as of September 30, 2002) shares of Criimi's common stock (the "Stock Purchase Proposal"). In connection with ORIX's Stock Purchase Proposal, Criimi began providing certain due diligence information to ORIX on December 26. While ORIX has not received sufficient information to satisfy certain conditions of the Stock Purchase Proposal, ORIX's due diligence is continuing and ORIX expects to resolve in the near term whether the conditions specified in the Stock Purchase Proposal can be satisfied.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO PURCHASE NOR A SOLICITATION TO SELL SECURITIES. THE STOCK PURCHASE PROPOSAL DESCRIBED IN THIS ANNOUNCEMENT AND IN THE ANNOUNCEMENT DATED DECEMBER 19, 2002 IS NOT A TENDER OFFER; NO TENDER OFFER BY ORIX FOR SHARES OF STOCK IN CRIIMI HAS BEEN COMMENCED AND NO ASSURANCE CAN BE OR IS HEREBY GIVEN THAT IT WILL BE COMMENCED. IF AN OFFER IS COMMENCED, ORIX WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. CRIIMI'S STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REFERENCED IN THIS ANNOUNCEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. CRIIMI'S STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE, ALONG WITH OTHER DOCUMENTS FILED BY ORIX WITH THE SECURITIES AND EXCHANGE COMMISSION, AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT www.sec.gov. IF AN OFFER IS COMMENCED BY ORIX, THE TENDER OFFER STATEMENT AND OTHER RELATED DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM ORIX'S WEB SITE AT www.orixcm.com.